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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                            -----------

                           SCHEDULE 13D

                 (UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                         DEP Corporation
                         (Name Of Issuer)

                            -----------

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE

                  (Title of Class of Securities)

                            233202-40-7

              (CUSIP Number of Class of Securities)

                            -----------

                     Ms. Petra U. Hammerlein
                           Henkel KGaA
                         HenkelstraBe 67
                        D-40191 Dusseldorf
                             Germany
                         49-211-797-3362

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                            -----------

                             COPY TO:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000

                            -----------

                          July 13, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].


                        Page 1 of 8 Pages
                 Exhibit Index Appears on Page 8


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


                           SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 233202-40-07                           Page 2 of 8 Pages
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Henkel Acquisition Corp. II
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [ ]
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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS

       AF
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                  7     SOLE VOTING POWER

   NUMBER               None
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                2,161,460
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               None
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        2,161,460
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,161,460 Shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                           [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       31.4%
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  14   TYPE OF REPORTING PERSON

       CO
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


                           SCHEDULE 13D

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CUSIP No. 233202-40-07                           Page 3 of 8 Pages
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Henkel KGaA
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [ ]
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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS

       WC, OO
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Federal Republic of Germany
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                  7     SOLE VOTING POWER

   NUMBER               None
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                2,161,460
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               None
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        2,161,460
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,161,460 Shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                           [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       31.4%
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  14   TYPE OF REPORTING PERSON

       CO
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


          This Statement is filed in replacement of the Statement on Schedule 13D filed as part of a combined Schedule 14D-1 and
Schedule 13D (registration no. 5-37948) (the "Combined Schedule 14D-1 and Schedule 13D") by Henkel Acquisition Corp. II, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("Parent"), and Parent with the Securities and Exchange Commission on July 20, 1998. This Statement relates to the tender offer by Purchaser to purchase all outstanding Shares (as defined below) of the Issuer at $5.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 1998 (the "Offer to Purchase"), incorporated by reference to Exhibit (a)(1) of the Combined Schedule 14D-1 and Schedule 13D, and in the related Letter of Transmittal, incorporated by reference to Exhibit
(a)(2) of the Combined Schedule 14D-1 and Schedule 13D (which together constitute the "Offer").

ITEM 1. SECURITY AND ISSUER.

          The name of the Issuer is DEP Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 2101 East Via Arado, Rancho Dominguez, California 90220. The title of the securities to which this Statement relates is the Issuer's Common Stock, $0.01 par value (the "Shares"). The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

          (a)-(c) and (f) This Statement is being filed by Purchaser and Parent. The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase and in Annex I (Directors and Executive Officers of Purchaser and Parent) to the Offer to Purchase ("Annex I") is incorporated herein by reference.

          (d)-(e) During the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent listed in Annex I (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

          (a)-(j) The information set forth in the "Introduction," "Section 7. Certain Effects of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The
Stockholder

                          Page 4 of 8 Pages

Option Agreements; The Company Option Agreement" of the Offer to
Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(d) The information set forth in the "Introduction," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholder Option Agreements; The Company Option Agreement" of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference. Three stockholders of the Issuer have entered into Stockholder Option Agreements, each dated as of July 13, 1998, with Purchaser and Parent, pursuant to which such stockholders (the "Option Grantors") have granted an irrevocable proxy with respect to the Shares owned by the Option Grantors to Parent on certain defined matters and an irrevocable option, exercisable in limited circumstances, with respect to such Shares to Purchaser. The Stockholder Option Agreements are described in more detail in Section 12 of the Offer to Purchase. As a result of the Stockholder Option Agreements, each of Purchaser and Parent may be deemed to beneficially own, and have shared voting and dispositive power with respect to, an aggregate of 2,161,460 Shares (representing approximately 31.4% of the Shares outstanding on July 13, 1998). However, each of Parent and Purchaser disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either Parent or Purchaser is the beneficial owner of any securities covered by this Statement.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth in the "Introduction," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholder Option Agreements; The Company Option Agreement" of the Offer to Purchase is incorporated herein by reference.

                          Page 5 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


(1)     *  Offer to Purchase.
(2)     *  Letter of Transmittal.
(3)     *  Notice of Guaranteed Delivery.
(4)     *  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
(5)     *  Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.
(6)     *  Guidelines for Certification of Taxpayer Identification Number
           on Substitute Form W-9.
(7)     *  Text of Joint Press Release dated July 14, 1998,
           issued by Parent and the Issuer.
(8)     *  Text of Press Release dated July 20, 1998 issued by
           Purchaser.
(9)     *  Form of Summary Advertisement dated July 20, 1998.
(10)    *  Agreement and Plan of Merger, dated as of July 13,
           1998, among Parent, Purchaser and the Issuer.
(11)    *  Stockholder Option Agreement, dated July 13, 1998, among Parent,
           Purchaser and Robert H. Berglass.
(12)    *  Stockholder Option Agreement, dated July 13, 1998,
           among Parent, Purchaser and Robert H. Berglass, as
           Trustee of the Berglass Charitable Remainder Trust UDT 7/8/98.
(13)    *  Stockholder Option Agreement, dated July 13, 1998,
           among Parent, Purchaser and Judith R. Berglass, as
           Trustee of the Berglass 1995 Irrevocable Trust UDT 6/27/95.
(14)    *  Stock Option Agreement, dated July 13, 1998, among
           Parent, Purchaser and the Issuer.


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*  Incorporated by reference to combined Schedule 14D-1 and Schedule 13D
   (registration no. 5-37948) filed on July 20, 1998.

                          Page 6 of 8 Pages

                             SIGNATURE

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 6, 1998

                                  HENKEL ACQUISITION CORP. II


                                  By  /s/ Ernest G. Szoke
                                    ---------------------
                                    Name: Ernest G. Szoke
                                    Title: President and Secretary


                                  HENKEL KGaA


                                  By  /s/ Christoph Kirchner
                                    ------------------------
                                    Name: Christoph Kirchner
                                    Title: VP Affiliated Companies Cosmetics


                                  By  /s/ Petra U. Hammerlein
                                    -------------------------
                                    Name: Petra U. Hammerlein
                                    Title: Senior Counsel


                          Page 7 of 8 Pages

                           EXHIBIT INDEX


EXHIBIT
NUMBER      EXHIBIT NAME
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(1)         *  Offer to Purchase.
(2)         *  Letter of Transmittal.
(3)         *  Notice of Guaranteed Delivery.
(4)         *  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees.
(5)         *  Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
(6)         *  Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.
(7)         *  Text of Joint Press Release dated July 14, 1998,
               issued by Parent and the Issuer.
(8)         *  Text of Press Release dated July 20, 1998 issued by
               Purchaser.
(9)         *  Form of Summary Advertisement dated July 20, 1998.
(10)        *  Agreement and Plan of Merger, dated as of July 13,
               1998, among Parent, Purchaser and the Issuer.
(11)        *  Stockholder Option Agreement, dated July 13, 1998, among
               Parent, Purchaser and Robert H. Berglass.
(12)        *  Stockholder Option Agreement, dated July 13,
               1998, among Parent, Purchaser and Robert H.
               Berglass, as Trustee of the Berglass Charitable
               Remainder Trust UDT 7/8/98.
(13)        *  Stockholder Option Agreement, dated July 13,
               1998, among Parent, Purchaser and Judith R.
               Berglass, as Trustee of the Berglass 1995
               Irrevocable Trust UDT 6/27/95.
(14)        *  Stock Option Agreement, dated July 13, 1998,
               among Parent, Purchaser and the Issuer.


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*  Incorporated by reference to combined Schedule 14D-1 and Schedule 13D
   (registration no. 5-37948) filed on July 20, 1998.

                          Page 8 of 8 Pages